Exhibit (k)(3)

AB TAX-AWARE CREDIT OPPORTUNITIES FUND

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is entered into on September 14, 2026 by and between AB TAX-AWARE CREDIT OPPORTUNITIES FUND, a Delaware statutory trust (the “Fund”) and the investment adviser of the Fund, ALLIANCEBERNSTEIN, L.P. (the “Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a continuously offered non-diversified, closed-end management investment company that is operated as an interval fund;

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of the 9th day of September 2026 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund to limit the expenses of the Fund and, therefore, have entered into this Agreement in order to maintain certain of the Fund’s expenses below the Operating Expense Limitation, as defined below;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Operating Expense Limitation. The Adviser agrees that it shall cause the aggregate operating expenses of every character incurred by the Fund, including organization and offering expenses, excluding (i) the fees and expenses of registered investment companies or series thereof in which the Fund invests (“Acquired Funds”) other than investment advisory fees of Acquired Funds for which the Adviser serves as investment adviser; (ii) interest expense, financing and borrowing costs, and any other related expenses for borrowings; (iii) taxes; (iv) expenses related to portfolio transactions and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, and prime brokerage fees and expenses); and (v) extraordinary expenses, including expenses related to litigation or proceedings to which the Fund is or is threatened to be a party and the legal obligation the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto, to be limited to 1.00% and 0.25% of average daily net assets, respectively, for Class A shares and Advisor Class shares, in each case on an annualized basis (the “Operating Expense Limitation”).

To determine the amount of expenses in excess of the Operating Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Operating Expense Limitation based on the number of days elapsed within the fiscal year of the Fund (the “Prorated Limitation”). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Fund’s current day (the “Allowable Expenses”). If the expenses of the Fund for the current day exceed the Allowable Expenses, the Adviser shall be responsible for such excess and will for the current day (i) reduce the Adviser’s advisory fees and/or (ii) reimburse the Fund accordingly.

2. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any fees waived or reimbursements made to the Fund pursuant to this Agreement; provided, however, that only fees waived or reimbursements made to the Fund during the 12-month period from the effective date of the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) (the “Eligible Period”) shall be eligible for recoupment, and any such recoupment must be made within three years of the date on which the Fund incurred the expense. The Adviser may seek recoupment of Eligible Period expenses only if such recoupment can be achieved within the operating expense limitation in effect at the time of the waiver or the operating expense limitation in effect at the time of the recoupment, whichever is lower, and such repayment has been approved by the Board of Trustees. Notwithstanding anything to the contrary, this Section 2 of this Agreement shall survive any termination of this Agreement with respect to any expenses that have not been reimbursed by the Fund to the Adviser.

3. Term. This Agreement shall become effective on the effective date of the Registration Statement and shall, unless sooner terminated as provided in Section 4 of this Agreement, remain in effect for a one-year period (the “Term”). This Agreement shall terminate automatically upon the expiration of the Term, unless renewed by the Adviser, subject to Board approval thereof.

4. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of the Fund, upon sixty (60) days’ written notice to the Adviser. The Adviser may not terminate this Agreement unless the Adviser provides the Fund with at least sixty (60) days’ notice. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

AB TAX-AWARE CREDIT OPPORTUNITIES FUND	ALLIANCEBERNSTEIN, L.P.

By: /s/ Brian Doyle-Wenger	By: /s/ Leon Hirth

Name: Brian Doyle-Wenger	Name: Leon Hirth

Title: Assistant Secretary	Title: Assistant Secretary